June 30, 2023 VIA EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission (“SEC”) 100 F Street, N.E. Washington, D.C. 20549-6010	1271 Avenue of the Americas
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RE:	Registration Statement on Form F-4 for Aegon N.V., to be Renamed and Converted into Aegon Ltd. in connection with the Redomiciliation Described Herein

Ladies and Gentlemen:

Aegon N.V., a Dutch public limited liability company (naamloze vennootschap) (“Aegon”), is a publicly traded insurance holding company and foreign private issuer registrant that is headquartered in the Netherlands and dual-listed on the New York Stock Exchange and Euronext Amsterdam, which is the principal market for Aegon’s common shares. Aegon is registering the common shares of Aegon Ltd. (which is the name of the Bermuda exempted company into which Aegon N.V. will be converted following the consummation of the steps described herein) to be held by persons in the United States following the steps described herein.

In October 2022, Aegon entered into an agreement relating to the sale of its Dutch business to ASR Nederland N.V. (the “ASR Transaction”).1 As a result of the ASR Transaction, Aegon will no longer have a regulated insurance entity presence in the Netherlands. The European Solvency II regime includes specific rules for determining the default regulator that is to act as group supervisor for insurance groups with insurance entity presence and their top holding company legal seat in the European Economic Area (“EEA”). The Dutch Central Bank (“DNB”) is currently the group supervisor for Aegon and its subsidiaries (“Aegon Group”), with both the Aegon Group holding company and its significant insurance entities present in the Netherlands. Following the ASR Transaction, however, Aegon will no longer have an insurance entity presence in the Netherlands. Under Solvency II rules, Aegon’s current supervisor, the DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the Bermuda Monetary Authority (“BMA”) has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business.

In light of the above, Aegon intends to implement a redomiciliation that would result, once various nearly concurrent steps are completed, in the conversion of Aegon N.V. into Aegon Ltd., a Bermuda exempted company (the “Redomiciliation”). Aegon will maintain its head office in the Netherlands and remain a Dutch tax resident in connection with the Redomiciliation.

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company to a jurisdiction outside the EEA. As a result, Aegon intends to effect the Redomiciliation by first changing its legal domicile to Luxembourg, which is a jurisdiction within the EEA that does facilitate a change of legal domicile to a jurisdiction outside the EEA, and nearly concurrently thereafter, by changing its legal domicile to Bermuda. Therefore, the Redomiciliation will occur in two principal steps expected to take place on the same day: (1) subject to approval at an Extraordinary General Meeting (“EGM”) of the shareholders of Aegon N.V., the conversion of Aegon N.V. into Aegon S.A., a Luxembourg public limited liability company (the “Transitory Luxembourg Conversion”), and (2) as soon as practicable on the same day as step (1) and subject to approval at an EGM of the shareholders of Aegon S.A. (the “Lux EGM”), the subsequent conversion of Aegon S.A. into Aegon Ltd., a Bermuda exempted company (the “Bermuda Conversion”). As a result

[1]	This Registration Statement does not relate to the ASR Transaction, which was approved by the shareholders of Aegon on January 17, 2023.

of the steps described above, the common shares of Aegon N.V. will remain issued and will become the same number of common shares of Aegon S.A. and, subsequently, of Aegon Ltd.

The Transitory Luxembourg Conversion is an intermediate, transitory step to effect the Redomiciliation, and there is no scenario in which shareholders of Aegon N.V. could retain shares of Aegon S.A. if the Transitory Luxembourg Conversion occurs. Voting instructions for the Lux EGM will be sought from Aegon N.V. shareholders prior to the Transitory Luxembourg Conversion. The Transitory Luxembourg Conversion will only take place, and the Lux EGM will only be held, if, in advance of such meeting, sufficient voting instructions and proxies for the Lux EGM have been obtained to ensure the approval of the Bermuda Conversion and thus the Redomiciliation as a whole. If that is not obtained, Aegon N.V. will cancel the Lux EGM and will not implement the Redomiciliation.

The contents of the Registration Statement are substantially similar to the Shareholder Circular that will be provided separately to shareholders of Aegon N.V. in connection with the EGM of Aegon N.V., as modified in order to satisfy the requirements for registration statements specified by the Securities Act of 1933, as amended (the “Securities Act”), including the rules and regulations promulgated thereunder by SEC. As a foreign private issuer, the Registrant is exempt from U.S. proxy rules pursuant to Rule 3a12-3(b) under the Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Registration Statement contains a prospectus for purposes of Section 5 of the Securities Act but does not contain a proxy statement designed to comply with the requirements of Schedule 14A under the Exchange Act.

If you have any questions with respect to the foregoing, please do not hesitate to contact me at +1 (212) 906-1899 or Paul M. Dudek at +1 (202) 637-2377.

Best regards,

/s/ A. Peter Harwich
A. Peter Harwich, Esq. of LATHAM & WATKINS LLP

Enclosure

cc:	J. Onno van Klinken, General Counsel and Member of Management Board, Aegon N.V.

Paul M. Dudek, Esq., Latham & Watkins LLP

Reinier Kleipool, De Brauw Blackstone Westbroek N.V.